UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Telecom Argentina S.A.

(Name of Issuer)

American Depository Receipts

(Title of Class of Securities)

879273209

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Schroder Investment Management North America Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization London, England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,536,922

	6.	Shared Voting Power

	7.	Sole Dispositive Power 2,536,922

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,536,922

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 2.91%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 879273209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Schroder Investment Management North America Inc. 13-4064414

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 21,000

	6.	Shared Voting Power

	7.	Sole Dispositive Power 21,000

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.02%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 879273209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Schroder Investment Management Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization London, England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,026,199

	6.	Shared Voting Power

	7.	Sole Dispositive Power 2,026,199

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,026,199

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 2.32%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 879273209

Item 1.
	(a)	Name of Issuer Telecom Argentina, S.A.
	(b)	Address of Issuer’s Principal Executive Offices Alicia Moreau de Justo 50, 1107 Buenos Aires, Argentina

Item 2.
	(a)	Name of Person Filing Schroder Investment Management North America Ltd. 31 Gresham Street London EC2V 7QA United Kingdom
	(b)	Address of Principal Business Office or, if none, Residence Schroder Investment Management North America Inc. 875 Third Avenue New York, NY 10016
Schroder Investment Management Ltd. 31 Gresham Street London EC2V 7QA United Kingdom
	(c)	Citizenship London, England (Schroder Investment Management North America Ltd. and Schroder Investment Management Ltd.; New York (Schroder Investment Management North America Inc.)
	(d)	Title of Class of Securities American Depository Receipts
	(e)	CUSIP Number 879273209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 879273209

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 4,738,147*
	(b)	Percent of class: 5.43%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 4,738,147*
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 4,738,147*
		(iv)	Shared power to dispose or to direct the disposition of 0

* Of these shares, 2,536,922 shares (2.91%) are beneficially owned by Schroder Investment Management North America Ltd., 21,000 shares (0.02%) are owned by Schroder Investment Management North America Inc., and 2,026,199 shares (2.32%) are owned by Schroder Investment Management Limited.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

CUSIP No. 879273209

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

All three filing entities are under common control.  Schroder Investment Management North America Ltd.  Each entity disclaims the existence of a group and the beneficial ownership of the shares held by each of the other entities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

“By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.”

CUSIP No. 879273209

signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2006

Signature:	/s/ Stephen M. DeTore

Name/Title:	Stephen M. DeTore Compliance Officer Schroder Investment Management North America Ltd.

Date:	February 13, 2006

Signature:	/s/ Stephen M. DeTore

Name/Title:	Stephen M. DeTore Senior Vice President and Chief Compliance Officer Schroder Investment Management North America Inc.

Date:	February 13, 2006

Signature:	/s/ Stephen M. DeTore

Name/Title:	Stephen M. DeTore Pursuant to Power of Attorney Schroder Investment Management Ltd.

EXHIBITS

Exhibit 1:    Power of Attorney

EXHIBIT 1

CONFIDENTIAL

Power of Attorney

Date:	12 February 2007

Address:	31 Gresham Street, London, EC2V 7QA, UK

Name:	Schroder Investment Management Limited

Roger Goodchild, Finance Director

I hereby appoint the party names below to act as representative in providing any such reports and copies of the documents as may be necessary under the terms of section 13D and/or section 13G of the Securities and Exchange Act 1934.

1.	Address of representative

876 Third Avenue, 22nd Floor, New York, NY 10022

2.	Name of representative

Schroder Investment Management North America Inc.,
Stephen de Tore, Compliance Officer